UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                         MCNAUGHTON APPAREL GROUP, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    582524104
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                                 (CUSIP Number)


                              James Alterbaum, Esq.
                                Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 704-6000
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 August 9, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                Page 1 of 7 pages

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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Scott Schneider
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |_|

                                                                  (b) |X|
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            00
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                                                              ITEMS 2(d) or 2(e)

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

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                           7      SOLE VOTING POWER
      NUMBER OF
        SHARES                    384,085
     BENEFICIALLY          -----------------------------------------------------
       OWNED BY            8      SHARED VOTING POWER
         EACH
      REPORTING                   0
        PERSON             -----------------------------------------------------
         WITH              9      SOLE DISPOSITIVE POWER
                                  384,085
                           -----------------------------------------------------
                                  SHARED DISPOSITIVE POWER
                          10      0

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     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11   384,085(1)

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [x]

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     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13   4.77% (1)
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14   TYPE OF REPORTING PERSON*
     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Because the Reporting Person is not the beneficial owner of more than five percent (5%) of the Common Stock, the Reporting Person is not required under Rule 13d-1 of the Exchange Act to file this statement. The filing of this statement is made solely because the Reporting Person may be deemed, with any or all of his father, Leonard Schneider, and his adult sisters, Susan Schneider and Leslie Schneider, a "group" under section 13 of the Exchange Act and therefore may be deemed to be the beneficial owner of more than five percent (5%) of the Common Stock. The Reporting Person's father and his adult sisters beneficially own an aggregate of 2,339,144 shares of Common Stock. The Reporting Person, together with his father and his adult sisters, may be deemed to be a member of a group that beneficially owns 2,723,229 shares of Common Stock, representing approximately 26.22% of the outstanding shares of Common Stock. The Reporting Person denies the existence of a group with any or all of his father and his adult sisters, and disclaims beneficial ownership of the shares of Common Stock beneficially owned by any or all of his father and his adult sisters.

                               Page 2 of 7 pages

ITEM 1.             SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of McNaughton Apparel Group, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 463 Seventh Avenue, New York, New York 10018.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by Scott Schneider (the "Reporting Person").

         The Reporting Person, together with any or all of his father and his adult sisters, may be deemed to constitute a "group" for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Person denies that he is a member of a "group" for the purposes of
Section 13 of the Exchange Act and disclaims beneficial ownership of all securities of his father, Leonard Schneider, and his adult sisters, Susan Schneider and Leslie Schneider. The filing of this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any shares of Common Stock beneficially owned by any of his father, Leonard Schneider, or his adult sisters, Susan Schneider and Leslie Schneider, or that the Reporting Person and any or all of his father, Leonard Schneider, and his adult sisters, Susan Schneider and Leslie Schneider, constitute a "group."

         (b) The business address of the Reporting Person is c/o Currants, 1407 Broadway, New York, New York 10018.

         (c) The principal occupation or employment of the Reporting Person is Executive Vice President of New Jeri-Jo (as hereinafter defined).

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 9, 2000, Susan Schneider, Leslie Schneider and Scott Schneider entered into an agreement dated as of August 3, 2000 (the "Agreement") with New Jeri-Jo (as hereinafter defined) and the Company pursuant to which the Reporting Person, Leonard Schneider, Susan Schneider and Leslie Schneider (collectively, the "Schneiders") will respectively acquire, on August 29, 2000, among other things, 240,000, 800,000, 480,000 and 480,000 shares of Common Stock. There will be no new consideration paid for such shares of Common Stock. The shares represent a portion of the contingent payment payable pursuant to that certain Agreement of Purchase and Sale dated as of April 15, 1998, as amended (the "Purchase Agreement"), by and among JJK II Inc. (formerly known as Jeri-Jo Knitwear Inc.) ("JJKII"), JJK III Inc. (formerly known as Jamie Scott, Inc.) ("JJKIII" and collectively with JJKII, the "Selling Companies"), the stockholders of JJK III, Inc., Jeri-Jo Knitwear, Inc. (formerly known as JJ Acquisition Corp.) ("New Jeri-Jo"), and the Company (formerly known as Norton McNaughton, Inc.).

         Pursuant to the Purchase Agreement, New Jeri-Jo acquired substantially all of the assets of the Selling Companies, and the Selling Companies received cash consideration of $55,000,000 at the closing, which occurred on June 18, 1998. Also pursuant to the Purchase Agreement, the Selling Companies were entitled to

                               Page 3 of 7 pages
additional contingent consideration (the "Earn-Out Payment") based on the earnings of New Jeri-Jo during the two year period following the closing date. The Agreement constitutes an amendment to the Purchase Agreement, and sets forth agreements among the parties thereto as to, among other things, how much the Earn-Out Payment will be, when it will be paid, and in what form (cash, stock or other consideration) it will be delivered. Pursuant to the Agreement, in certain circumstances, including in the event the Company does not make the final cash payment due to the Schneiders under the Agreement on or before November 30, 2000, the Schneiders (including the Reporting Person) may be entitled to additional shares of Common Stock. In addition, pursuant to the Agreement, each of the Schneiders (including the Reporting Person) agreed not to publicly sell or publicly transfer any shares of Common Shares until the earlier to occur of the closing of a new financing arrangement by the Company or November 30, 2000.

         Leonard Schneider was the sole stockholder of JJK II and was assigned its rights to the Earn-Out Payment under the Purchase Agreement. The Reporting Person, Susan Schneider and Leslie Schneider were the sole stockholders of JJK III and were assigned its rights to the Earn-Out Payment under the Purchase Agreement.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition of securities of the Company by the Reporting Person is to receive consideration for the sale of the assets discussed above and make investments in the Company.

         Except as otherwise set forth herein, the Reporting Person has no plans or proposals (although the right to develop such plans or proposals is reserved) which relate to or would result in: (a) the acquisition by such person of additional securities of the Company or the disposition by such person of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Scott Schneider is the beneficial owner of 384,085 (4.77%) of the issued and outstanding shares of Common Stock, including 240,000 shares of Common Stock acquired pursuant to the Agreement, options to acquire 106,585 shares of Common Stock exercisable at $6.375 per share, all of which are currently exercisable or exercisable within 60 days of the date hereof, and options to acquire 37,500 shares of Common Stock exercisable at $9.00 per share, all of which are currently exercisable or exercisable within 60 days of the date hereof.

         Leonard Schneider is the father of Scott Schneider. Susan Schneider and Leslie Schneider are the adult sisters of Scott Schneider. Because of their family relationship, the Reporting Person, together with any or all of his father, Leonard Schneider, and his adult sisters, Susan Schneider and Leslie Schneider, may be deemed a "group" within the meaning of Rule 13d-5 under the Exchange Act and, therefore, the Reporting Person may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of any or all of the shares beneficially owned by each of Leonard Schneider, Susan Schneider and Leslie

                               Page 4 of 7 pages

Schneider, or an aggregate of 2,723,229 shares of Common Stock, representing, based on the 7,663,362 shares of Common Stock which were issued and outstanding on August 9, 2000 and the options to purchase an aggregate of 723,229 shares of Common Stock held by the Reporting Person and Susan Schneider and Leslie Schneider which were then exercisable or become exercisable within 60 days after such date, approximately 26.22% of the total of the outstanding shares of the Common Stock (assuming the issuance of all shares of Common Stock beneficially owned by each of the Schneiders pursuant to the Agreement) and such options. The Reporting Person denies that he is a member of a "group" for the purposes of
Section 13 of the Exchange Act and disclaims beneficial ownership of all securities of his father, Leonard Schneider, and his adult sisters, Susan Schneider and Leslie Schneider. The filing of this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any shares of any of his father, Leonard Schneider, or his adult sisters, Susan Schneider and Leslie Schneider, or that the Reporting Person is a member of a "group" with any or all of his father and his adult sisters.

         In addition to the filing of this statement by the Reporting Person on the date hereof, each of Leonard Schneider, Susan Schneider and Leslie Schneider is filing his or her own Schedule 13D on the date hereof reporting the shares of Common Stock beneficially owned by him or her on August 9, 2000.

         (b) The following table sets forth information as to shares of Common Stock as to which the Reporting Person has sole or shared power to vote or to direct the disposition at August 9, 2000:

                                  Shares with            Shares with
                              Sole Power to Vote    Shared Power to Vote                Total
                                      and                    and                 -------------------
                              Direct Disposition     Direct Disposition          Shares           %
                              ------------------     ------------------          ------          ---
Scott Schneider                        384,085 (1)           --                   384,085 (1)   4.77%

--------------------

          (c) Except as set forth below, the Reporting Person has not engaged in any transaction in the Common Stock since sixty (60) days prior to the date hereof:

         (i) On August 9, 2000, the Reporting Person surrendered for cancellation, as of August 2, 2000, options to purchase 50,500 shares of Common Stock, which options were exercisable at $9.00 per share and all of which were then currently exercisable.

         (ii) On August 9, 2000, the Reporting Person entered into an agreement dated as of August 3, 2000 with the Company, pursuant to which certain options to purchase Common Stock which were to be granted to the Reporting Person in the future pursuant to an option bonus plan of the Company would not be exercisable upon the date granted, but instead would become exercisable on November 1, 2000.

         (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Company beneficially owned by the Reporting Person.

         (e)      Not applicable.
--------------------

         (1) Includes 144,085 shares which are not outstanding but which are subject to issuance upon exercise of options held by Scott Schneider that are presently exercisable or exercisable within 60 days of August 9, 2000.

                               Page 5 of 7 pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise set forth herein, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities issued by the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies, except that pursuant to the Purchase Agreement, the Reporting Person is entitled to various "piggy-back" registration rights with respect to the shares of Common Stock acquired as part of the Earn-Out Payment and pursuant to the grant of various options.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1: Agreement of Purchase and Sale dated as of April 15, 1998 (the "Purchase Agreement") by and among JJK II Inc. (formerly known as Jeri-Jo Knitwear), JJK III Inc. (formerly known as Jamie Scott, Inc.), the stockholders of JJK III Inc., Jeri-Jo Knitwear, Inc. (formerly known as JJ Acquisition Corp.), and McNaughton Apparel Group, Inc. (formerly known as Norton McNaughton, Inc.) (incorporated by reference to the Company's Form 8-K of April 22, 1998).


         Exhibit 2: Amendment to Purchase Agreement dated as of August 3, 2000 (filed herewith).


                               Page 6 of 7 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2000



                                                  /s/ Scott Schneider
                                                  ------------------------------
                                                      Scott Schneider


                               Page 7 of 7 pages